January 26, 2000



Strategist Tax-Free Income Fund, Inc.
IDS Tower 10
Minneapolis, Minnesota  55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of Strategist Tax-Free Income Fund, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.


Sincerely,


/s/  Eileen J. Newhouse
Eileen J. Newhouse
Group Counsel

EJN/BS/jt